November 8, 2021

Office of Life Sciences

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	908 Devices Inc.

Registration Statement on Form S-1 (File No. 333-260865)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 1,000 copies of the Preliminary Prospectus dated November 8, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:01 p.m. Eastern Time, on Wednesday, November 10, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Cowen and Company, LLC

SVB Leerink LLC

As representatives of the Underwriters

By:	Cowen and Company, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director

By:	SVB Leerink LLC

By:	/s/ Ryan Lindquist
Name: Ryan Lindquist
Title: Senior Managing Director

[Signature Page to 908 Devices Inc. Acceleration Request]